Exhibit (a)(5)(H)

Kroger Completes Tender Offer of Shares of Roundy’s

CINCINNATI, OH and MILWAUKEE, WI — December 18, 2015 — The Kroger Co. (NYSE: KR) and Roundy’s, Inc. (NYSE: RNDY) today announced the successful completion of Kroger’s tender offer to purchase all outstanding shares of Roundy’s common stock for $3.60 per share in cash. The tender offer expired at 11:59 p.m., Eastern Standard Time, on December 17, 2015.

Kroger expects to complete the acquisition of the remaining eligible Roundy’s shares not acquired in the tender offer later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware.

“This merger blends Roundy’s complementary markets with Kroger’s strengths in scale and merchandising. Our future together is bright, and we look forward to learning from each other as partners,” said Rodney McMullen, Kroger’s chairman and CEO. “Most of all, we want to welcome each of Roundy’s more than 22,000 associates to the Kroger family of stores.”

“We look forward to bringing together the best of Roundy’s and Kroger for our customers and associates,” said Bob Mariano, who will continue to lead Roundy’s as president and CEO. He has served as chairman, president and chief executive officer of Roundy’s since 2002. “Our merger with Kroger will help us continue to exceed our customers’ expectations.”

Additional Details of Tender Offer

As of the expiration of the tender offer, approximately 33,144,128 shares were validly tendered and not withdrawn in the tender offer, representing 67.138 percent of Roundy’s outstanding shares, according to the depositary. The condition to the tender offer that a majority of Roundy’s outstanding shares on a fully-diluted basis be validly tendered and not withdrawn has been satisfied. As a result, Kroger has accepted for payment and will promptly pay for all validly tendered shares. The depositary has also informed Kroger that Notices of Guaranteed Delivery have been delivered with respect to 1,409,042 additional shares, representing approximately 2.854 percent of Roundy’s currently outstanding shares.

As a result of the merger, all remaining eligible Roundy’s shares will be converted into the right to receive $3.60 per share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer (eligible shares exclude (i) shares owned by Kroger, KS Merger Sub Inc. or Roundy’s, (ii) shares held by any subsidiary of Roundy’s or Kroger (other than KS Merger Sub Inc.) and (iii) shares held by Roundy’s stockholders who properly demand appraisal under Delaware law).

Following completion of the merger, Roundy’s shares will cease to be traded on the New York Stock Exchange, which is expected to take effect later today.

Kroger, one of the world’s largest retailers, employs more than 422,000 associates who serve customers in 2,774 supermarkets and multi-department stores in 35 states and the District of Columbia under two dozen local banner names including Kroger, City Market, Dillons, Food 4 Less, Fred Meyer, Fry’s, Harris Teeter, Jay C, King Soopers, Mariano’s, Pick ‘n Save, QFC, Ralphs and Smith’s. The company also operates 786 convenience stores, 326 fine jewelry stores, 1,360 supermarket fuel centers and 37 food processing plants in the U.S.  Recognized by Forbes as the most generous company in America, Kroger supports hunger relief, breast cancer awareness, the military and their families, and more than 30,000 schools and community organizations. Kroger contributes food and funds equal to 200 million meals a year through more than 100 Feeding America food bank partners. A leader in supplier diversity, Kroger is a proud member of the Billion Dollar Roundtable and the U.S. Hispanic Chamber’s Million Dollar Club.

Kroger Contacts: Media: Keith Dailey (513) 762-1304; Investors: Kate Ward (513) 762-4969